Filed pursuant to Rule 424(b)(3)
Registration No. 333-21992

Prospect Supplement No. 6
(To Prospectus dated August 9, 2018)

WEED, INC.

This Prospectus Supplement No. 6 (this “Supplement”) contains information that supplements and updates our Prospectus dated August 9, 2018 (the “Prospectus”) and should be read in conjunction with such prospectus and Prospectus Supplement No. 1 dated September 7, 2018, Prospectus Supplement No. 2 dated December 6, 2018, Prospectus No. 3 dated May 16, 2019, Prospectus No. 4 dated May 16, 2019, and Prospectus Supplement No. 5 dated May 21, 2019.

The Prospectus relates to the resale by the Selling Shareholders beginning on page 9 of the Prospectus of the 8,982,015shares of our common stock held by the Selling Shareholders at a fixed price of $1.00 per share unless our common stock is quoted on the OTCBB, or the OTCQX or OTCQB tiers of OTC Markets, at which time the shares may be sold at prevailing market prices or privately negotiated prices.

I.
Current Report on Form 8-K

This Supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Commission on July 11, 2019, which is attached to this Supplement as Exhibit A.

 II.
Other

This Supplement should be read in conjunction with the Prospectus, as amended and supplemented, which is to be delivered with this Supplement.  This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our common stock. These risks are described under the caption “Risk Factors” beginning on page 4 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is July 30, 2019

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	July 1, 2019

WEED, INC.

(Exact name of registrant as specified in its charter)

Nevada	333-219922	83-0452269
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4920 N. Post Trail
Tucson, AZ 85750

 (Address of principal executive offices)  (zip code)

(520) 818-8582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01
Regulation FD Disclosure.

On July 9, 2019, we issued a press release announcing the fact we had the winning bid for Greg DiPaolo’s Pro Am Golf, LLC property located in Westfield, New York. A copy of the press release is furnished with this Current Report as Exhibit 99.1.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under such section, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Section 8 – Other Events

Item 8.01
Other Events

As announced previously in our filings with the Securities and Exchange Commission, the Greg DiPaolo’s Pro Am Golf, LLC (“DiPaolo”) property located in Westfield, New York was put into foreclosure by the first position mortgage holder on the property. Under an agreement with DiPaolo, and in accordance with the process for the auction, we had a $120,000 non-refundable deposit down to acquire the property. Since the property was in foreclosure it was put up for auction, which occurred on July 1, 2019. At the auction, WEED, Inc. was the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 is being credited towards the purchase price, with the remaining $477,000, due on July 31, 2019. We currently need to raise additional funds to pay the remaining purchase price by July 31, 2019.

The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. We plan to use this property as our inroads to the New York hemp and infused beverage markets in the future. There are no current plans or budget to proceed with operations in New York if we are successful in acquiring the property, and there will not be until proper funding is secured after acquiring this property.

Item 9.01
Financial Statements and Exhibits

(c)
Exhibits

99.1	Press Release dated July 9, 2019 issued by WEED, Inc. announcing the fact we had the winning bid for Greg DiPaolo’s Pro Am Golf, LLC property located in Westfield, New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEED, Inc., a Nevada corporation

July 10, 2019	By:	/s/ Glenn E. Martin
Glenn E. Martin, Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 99.1

WEED, Inc. Takes Important First Step
to Enter New York Market

WEED, Inc. wins bid to acquire property in New York
with unlimited water extraction rights

TUCSON, AZ, July 10, 2019 – WEED, Inc. (OTCQB: BUDZ), a global Cannabis holding company focused on the development and application of cannabis–derived compounds for the treatment of human diseases, announced today that it was the winning bidder at the auction held to sell Greg DiPaolo’s Pro Am Golf, LLC property located in Westfield, New York. WEED, Inc. already owns water extraction rights related to the property.

WEED, Inc.’s winning bid was $597,000, with $120,000 being paid by a non-refundable deposit already paid by WEED, Inc. The remaining $477,000 of the purchase price to acquire the property is due on July 31, 2019. WEED, Inc. does not currently have the remaining purchase price and will need to raise funds to complete the acquisition.

The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. The Company plans to use the property as an inroads to the New York hemp and infused beverage markets in the future. However, there are no current plans, budget or funds to proceed with operations in New York if the Company is successful in acquiring the property, and the Company does not plan to create any plans to do so until proper funding is secured after acquiring this property.

“We are extremely happy we won the auction as we believe the property is more valuable than our winning bid amount and will prove to be important to the company moving forward on several different fronts” comments WEED, Inc. President/CEO Glenn E. Martin. “We also believe having a foothold in New York gives us a presence on the East Coast that we are currently lacking. We are hopeful in our ability to close on the acquisition of the property,” continued Mr. Martin.

About WEED, Inc.

WEED, Inc. along with its subsidiary, Sangro AT, LLC, is an early stage cannabis holding company, which focuses on the development and application of cannabis-derived compounds for the treatment of human disease with a goal of identifying, collecting, and archiving a collection of medicinal cannabis strains. It also focuses on purchasing land and building commercial grade cultivation centers to consult, assist, manage, and lease to dispensary owners and organic grow operators. WEED, Inc. is based out of Tucson, Arizona and more information can be found on the corporation’s website at www.WEEDIncUSA.com.

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About Sangre AT, LLC

Sangre AT, LLC (dba "Sangre AgroTech") is WEED, Inc.’s wholly-owned subsidiary and is a plant genomic research and breeding company comprised of top-echelon scientists with extensive expertise in genomic sequencing, genetics-based breeding, plant tissue culture, and plant biochemistry, utilizing the most advanced sequencing and analytical technologies and proprietary bioinformatics data systems available. For additional information about Sangre AgroTech, please visit www.sangreagrotech.com.

No Offer to Sell Securities:

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of WEED, Inc.'s securities, here or abroad, nor shall there be any sale of the shares of common stock in any state or country in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

Forward-Looking Statements:

This release contains forward-looking statements. Statements that are not a description of historical facts constitute forward-looking statements and may often, but not always, be identified by the use of such words as "expects," "anticipates," "intends," "estimates," "plans," "potential," "possible," "probable," "believes," "seeks," "may," "will," "should," "could" or the negative of such terms or other similar expressions. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company's business, including that we have a limited operating history and very limited funds, are dependent upon key personnel whose loss may adversely impact our business, some of our potential business activities, while believed to be compliant with applicable state law, may be illegal under federal law because they violate the Federal Controlled Substances Act, and we may be subject to the risks related to the cost, delays and uncertainties associated with potential future scientific research, product development, clinical trials and the regulatory approval process. We may not be able to enter into binding agreements related to the subject matter of this press release on terms favorable to us or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this release to reflect events or circumstances after the date hereof.

 For more information, contact:

Glenn E. Martin at (520) 818-8582 or glenn@WEEDIncUSA.com
SOURCE: WEED, Inc.

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